September 17, 2014

William H. Thompson

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Energy, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 1-32953

Dear Mr. Thompson:

On behalf of Atlas Energy, L.P. (“Atlas Energy”), this letter responds to the Staff’s letter of comment, dated September 8, 2014, with respect to the above-referenced filing. For your convenience, we will first restate your comments in bold and then provide a response on behalf of the company.

Item 8: Financial Statements and Supplementary Data, page 116

Consolidated Statements of Cash Flows, page 121

1.	Please tell us your basis in GAAP for classifying distributions paid to non-controlling interest holders as operating activities as opposed to financing activities. In doing so, please explain why the classification of payments to the non-controlling interest holders should not be consistent with the rationale for the classification of non-controlling interest as equity in the consolidating balance sheets.

Response: Atlas Energy notes to the Staff that Topic 810, Consolidation, paragraph 810-10-45-16 requires non-controlling interests to be classified as equity, but segregated and separately labeled from the equity attributable to the controlling interest holder in the presentation of equity in a consolidated statement of financial position. However, ASC Topic 230 does not address the classification of dividends paid to non-controlling interests in the consolidated statements of cash flows.

Management of Atlas Energy believes that the inclusion of distributions paid to non-controlling interest holders within net cash provided by operating activities provides the reader with a better understanding of the net cash generated from its operating activities, which is substantially derived from its interests in its controlled subsidiaries, as described in “Footnote 1 – Basis of Presentation” in the Notes to Consolidated Financial Statements of its Form 10-K. While Atlas Energy consolidates 100% of Atlas Resource Partners, L.P. (“ARP”) and Atlas Pipeline Partners, L.P. (“APL”),

Letter to William H. Thompson

September 17, 2014

its limited partner ownership percentage of these subsidiaries at December 31, 2013 was approximately 36.8% and 6.1%, respectively. As Master Limited Partnerships, ARP and APL distribute substantially all of their operating cash flow to their respective unitholders. Accordingly, the majority of the cash flows from operating activities presented on Atlas Energy’s consolidated statements of cash flows are attributable to the unitholders of ARP and APL. As such, consolidated net income of Atlas Energy, inclusive of 100% of the net income (loss) of both ARP and APL, must be adjusted by the amount of distributions paid to non-controlling interests of both ARP and APL in order to arrive at an amount of operating cash flow available to Atlas Energy from its consolidated subsidiaries, ARP and APL.

Furthermore, Atlas Energy, L.P.’s presentation visibly distinguishes the distributions paid by its controlled subsidiaries to non-controlling interest holders from the distributions Atlas Energy, L.P. pays to its unitholders, which are included within net cash provided by (used in) financing activities on its consolidated statements of cash flows. In the absence of authoritative guidance for the specific treatment of distributions to non-controlling interest holders within the statements of cash flows, and based upon Atlas Energy’s specific characteristics regarding its controlled subsidiaries, we believe Atlas Energy’s treatment of such items was appropriate. In addition, we are aware of certain interpretive positions that support our position.

Notes to Consolidated Financial Statements, page 122

Note 2 – Summary of Significant Accounting Policies, page 122

Concentration of Credit Risk, page 132

2.	We note that bank deposits exceed the amount of cash and cash equivalents reflected on the consolidated balance sheets. Please provide us with a reconciliation of bank deposits to the amount of cash and cash equivalents reflected in the consolidated balance sheets for each year. In addition, please tell us your consideration of providing disclosure of the reconciling items.

Response: Atlas Energy notes to the Staff that the bank deposits disclosed within Note 2 - Summary of Significant Accounting Policies, “Concentration of Credit Risk” represents its physical cash within its bank accounts, and not the general ledger balance as of December 31, 2013 and 2012. Atlas Energy further notes that the $14.2 million difference between the $23.5 million of cash and cash equivalents presented on the balance sheet as of December 31, 2013 and the $37.7 million disclosed within Footnote 2, and the $14.6 million difference between the $36.8 million of cash and cash equivalents presented on the balance sheet as of December 31, 2012 and the $51.4 million disclosed within Footnote 2 were both related to outstanding checks as of such dates issued by Atlas Energy and its subsidiaries in the ordinary course of business.

2

Letter to William H. Thompson

September 17, 2014

Atlas Energy proposes to revise its disclosure within Note 2, “Summary of Significant Accounting Policies” of its Consolidated Financial Statements within its future filings as follows:

“Concentration of Credit Risk

Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist principally of periodic temporary investments of cash and cash equivalents. The Partnership and its subsidiaries place its temporary cash investments in high-quality short-term money market instruments and deposits with high-quality financial institutions and brokerage firms. At December 31, 2013 and 2012, the Partnership and its subsidiaries had $37.7 million and $51.4 million, respectively, in deposits at various banks, of which $34.6 million and $48.8 million, respectively, were over the insurance limit of the Federal Deposit Insurance Corporation. No losses have been experienced on such investments to date. Cash on deposit at various banks may differ from the balance of cash and cash equivalents at period end due to certain reconciling items, including any outstanding checks as of period end.”

Note 16 – Cash Distributions, page 177

3.	Please show us how to reconcile cash distributions for each year to the amounts presented in the consolidated statements of cash flows and consolidated statement of partners’ capital.

Response: Atlas Energy, L.P. notes to the Staff that it has provided a reconciliation of cash distributions from the amounts disclosed in the consolidated statements of cash flows to those amounts disclosed in the consolidated statement of partners’ capital is provided herewith as Appendix A.

Atlas Energy, L.P. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer

3

Atlas Energy, L.P.

Appendix A - Reconciliation of Cash Distributions

For the Year Ended December 31, 2013 (per Footnote 16):

Date Cash Distribution Paid	APL Cash Distribution per Common LP Unit	Total APL Cash Distribution to Common LPs	Total APL Cash Distribution to GP	Less: Cash Distributions Related to ATLS- Owned Common LP Units	Less: Cash Distributions Paid related to GP	APL Cash Distributions Paid to Non- Controlling Interest Holders
February 14, 2013	$0.58	$37,442	$3,117	$(3,337)	$(3,117)	$34,105
May 15, 2013	$0.59	$45,382	$3,980	$(3,395)	$(3,980)	$41,987
August 14, 2013	$0.62	$48,165	$5,875	$(3,568)	$(5,875)	$44,597
November 14, 2013	$0.62	$49,298	$6,013	$(3,568)	$(6,013)	$45,730

						$166,419

Date Cash Distribution Paid	ARP Cash Distribution per Common LP Unit	Total ARP Cash Distribution to Common and Preferred LPs	Total ARP Cash Distribution to GP	Less: Cash Distributions Related to ATLS- Owned Common and Preferred LP Units	Less: Cash Distributions Paid related to GP	ARP Cash Distributions Paid to Non- Controlling Interest Holders
February 14, 2013	$0.48	$22,948	$618	$(10,062)	$(618)	$12,886
May 15, 2013	$0.51	$24,385	$946	$(10,691)	$(946)	$13,694
August 14, 2013	$0.54	$34,169	$1,884	$(11,320)	$(1,884)	$22,849
November 14, 2013	$0.56	$37,539	$2,443	$(13,839)	$(2,443)	$23,700

						$73,129

APL Cash Distributions Paid to Non-Controlling Interest Holders						$166,419
ARP Cash Distributions Paid to Non-Controlling Interest Holders						$73,129

						$239,548
Cash Distributions Paid to Non-Controlling Interest Holders of APL’s Subsidiaries						$1,432

						$240,980
Per Equity Statement						$240,982

						$(2)

Distributions Paid to Non-controlling interests per above						$240,980
Cash Distributions Equivalents Paid to APL and ARP Restricted Unitholders included in Distributions Paid to Non-controlling interests on Cash Flow Statement						$5,031

						$246,011

Per Cash Flow Statement						$246,013

Difference between above calculation and Cash Flow Statement						$(2)

Atlas Energy, L.P.

Appendix A - Reconciliation of Cash Distributions

For the Year Ended December 31, 2012 (per Footnote 16):

Date Cash Distribution Paid	APL Cash Distribution per Common LP Unit	Total APL Cash Distribution to Common LPs	Total APL Cash Distribution to GP	Less: Cash Distributions Related to ATLS- Owned Common LP Units	Less: Cash Distributions Paid related to GP	APL Cash Distributions Paid to Non- Controlling Interest Holders
February 14, 2012	$0.55	$29,489	$2,031	$(3,164)	$(2,031)	$26,325
May 15, 2012	$0.56	$30,030	$2,217	$(3,223)	$(2,217)	$26,807
August 14, 2012	$0.56	$30,085	$2,221	$(3,223)	$(2,221)	$26,862
November 14, 2012	$0.57	$30,641	$2,409	$(3,280)	$(2,409)	$27,361

						$107,355

Date Cash Distribution Paid	ARP Cash Distribution per Common LP Unit	Total ARP Cash Distribution to Common and Preferred LPs	Total ARP Cash Distribution to GP	Less: Cash Distributions Related to ATLS- Owned Common and Preferred LP Units	Less: Cash Distributions Paid related to GP	ARP Cash Distributions Paid to Non- Controlling Interest Holders
May 15, 2012	$0.12	$3,144	$64	$(2,515)	$(64)	$629
August 14, 2012	$0.40	$12,891	$263	$(8,385)	$(263)	$4,506
November 14, 2012	$0.43	$17,162	$350	$(9,014)	$(350)	$8,148

						$13,283

APL Cash Distributions Paid to Non-Controlling Interest Holders						$107,355
ARP Cash Distributions Paid to Non-Controlling Interest Holders						$13,283

						$120,638
Cash Distributions Paid to Non-Controlling Interest Holders of APL’s Subsidiaries						$(182)

						$120,456
Per Equity Statement						$120,456

						$—

Distributions Paid to Non-controlling interests per above						$120,456
Cash Distributions Equivalents Paid to APL and ARP Restricted Unitholders included in Distributions Paid to Non-controlling interests on Cash Flow Statement						$2,715

						$123,171

Per Cash Flow Statement						$123,171

Difference between above calculation and Cash Flow Statement						$—

Atlas Energy, L.P.

Appendix A - Reconciliation of Cash Distributions

For the Year Ended December 31, 2011 (per Footnote 16):

Date Cash Distribution Paid	APL Cash Distribution per Common LP Unit	Total APL Cash Distribution to Common LPs	Total APL Cash Distribution to GP	Less: Cash Distributions Related to ATLS- Owned Common LP Units	Less: Cash Distributions Paid related to GP	APL Cash Distributions Paid to Non- Controlling Interest Holders
February 14, 2011	$0.37	$19,735	$398	$(2,129)	$(398)	$17,606
May 13, 2011	$0.40	$21,400	$439	$(2,302)	$(439)	$19,098
August 12, 2011	$0.47	$25,184	$967	$(2,705)	$(967)	$22,479
November 14, 2011	$0.54	$28,953	$1,844	$(3,107)	$(1,844)	$25,846

						$85,029

APL Cash Distributions Paid to Non-Controlling Interest Holders						$85,029
Cash Distributions Paid to Non-Controlling Interest Holders of APL’s Subsidiaries						$2,064

						$87,093
Per Equity Statement						$87,094

						$(1)

Distributions Paid to Non-controlling interests per above						$87,093
Cash Distributions Equivalents Paid to APL and ARP Restricted Unitholders included in Distributions Paid to Non-controlling interests on Cash Flow Statement						$764

						$87,857

Per Cash Flow Statement						$87,857

Difference between above calculation and Cash Flow Statement						$—